UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported) May 16, 2002

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**Commission File Number**	**93-0256820**
(State or other jurisdiction of incorporation or organization)	1-5532-99	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices) (zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Item 5. Other Events

Proposed Acquisition of PGE by NW Natural

On May 16, 2002, Enron Corp. (Enron) and Northwest Natural Gas Company (NW Natural) announced that they have mutually agreed to terminate the stock purchase agreement to sell Portland General Electric Company (PGE, or the Company) to NW Natural. On May 17, 2002, Enron and NW Natural entered into a Termination Agreement, which is subject to, and effective upon, approval of the Bankruptcy Court overseeing Enron's bankruptcy and consent of the lenders from whom Enron has obtained debtor-in-possession financing.

On May 3, 2002, Enron presented to the Creditors' Committee in its bankruptcy proceeding a proposal under which certain of Enron's physical gas and power assets, including PGE, would be separated from Enron's bankruptcy estate and operated prospectively as a new integrated power and pipeline company. Enron's proposal has not been endorsed or approved by the Creditors' Committee. If the proposal is adopted, the inclusion of PGE in the new power and pipeline company would be subject to a Section 363 auction process under the supervision of the Bankruptcy Court. There can be no assurance that Enron's proposal will be adopted as currently proposed. Even if the proposal is so adopted, there can be no assurance as to whether PGE would ultimately be included in the new power and pipeline company or sold to a different bidder in a Section 363 auction.

PGE Credit Ratings

Following the announcement by Enron and NW Natural of the termination of the stock purchase agreement to sell PGE to NW Natural, credit rating agencies reviewed their ratings of PGE. Moody's Investors Service (Moody's) lowered its ratings and retained the Company "on review for possible downgrade". Fitch Ratings (Fitch) also lowered its ratings and retained the Company on "Rating Watch Negative". Standard & Poor's (S&P) reaffirmed PGE's ratings and maintained its negative CreditWatch listing.

PGE's secured and senior unsecured debt ratings remain investment grade. However, PGE's ability to access the commercial paper market may be adversely affected as a result of the ratings reduction for commercial paper by Moody's and Fitch. The Company continues to have the ability to utilize its revolving lines of credit.

PGE's new ratings are as follows:

	Moody's	S&P	Fitch
First Mortgage Bonds	Baa2	BBB+	BBB
Senior unsecured debt	Baa3	BBB	BBB-
Preferred stock	Ba2	BBB-	BB
Commercial paper	P-3	A-2	F3
Status:	On review for possible downgrade	CreditWatch with Negative Implications	Rating Watch Negative

FERC Investigation

On May 22, 2002, PGE submitted the results of its investigation in response to the Federal Energy Regulatory Commission's (FERC) data request of May 8, 2002, which ordered all sellers of wholesale electricity and ancillary services to provide information related to wholesale electricity trading activities in the United States portion of the Western Systems Coordinating Council during the period 2000-2001. FERC's May 8 request stemmed from the release by Enron of certain memos describing trading strategies used by its subsidiary, Enron Power Marketing, Inc. (EPMI).

After a thorough investigation, PGE did not uncover any instances where the Company, itself, engaged in or knowingly aided deceptive or misleading trading strategies. PGE did discover that it was among other intermediaries in a series of trading activities that occurred on 17 days in the April to June 2000 timeframe where EPMI was found to be at both ends of the transaction chain. The trading transactions identified during the 17-day period comprised about five thousand megawatt hours (0.23%) of the total 2 million megawatt hours traded by PGE on those days, and about 0.04% of the 13 million megawatt hours traded by PGE during the three-month period. Those transactions accounted for about $182 thousand out of $57 million traded during those 17 days and out of the $397 million traded during the three-month period. The services provided by PGE may have been used by EPMI as a step in one of the strategies outlined in the Enron memos. In addition, it is conceivable that in the normal course of business, PGE could have provided services to third parties that may have resulted in PGE being used, unknowingly, as an intermediary in partial execution of one or more of the strategies contained in the Enron memos.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

May 28, 2002   By: <u>   /s/ James J. Piro   </u>
James J. Piro
Senior Vice President, Finance
Chief Financial Officer and
Treasurer

May 28, 2002   By: <u>   /s/ Kirk M. Stevens   </u>
Kirk M. Stevens
Controller and
Assistant Treasurer